Mail Stop 3561

September 25, 2006

Mr. Arthur Spector
Chairman of the Board, President and Chief Executive Officer
Millstream II Acquisition Corporation
435 Devon Park Drive, Building 400
Wayne, Pennsylvania

Re: Millstream II Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Filed August 23, 2006
File No. 000-51065

Dear Mr. Spector:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please explain how you determined the proposed maximum aggregate value of the transaction. We may have further comment.

2.   Provide the information required by Rule 14a-5(e), as required by Item 1(c) of Schedule 14A.

3.   Provide the disclosure required by Item 23 of Schedule 14A.

4.   In the appropriate sections, please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law. For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281? Will shareholders vote on the dissolution? Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed.

5.   We note a number of blank spaces throughout the proxy statement. Please fill in this information that can currently be obtained and then update as necessary.

6.   Please provide a summary term sheet with the information required by Item 1001 of Regulation M-A.

7.   Please describe in an appropriate section, any relationship or agreements between EarlyBirdCapital, Inc. and Millstream II or EarlyBirdCapital, Inc. and Sprinturf.

Proxy Card

8.   You state that votes submitted electronically over the Internet or by telephone must be received by a certain time on a certain date. Please clarify how the votes received after the deadline will be treated.

9.   Please confirm that the information provided over the internet or by telephone will be consistent with the written proxy statement and proxy card. Also confirm that the information will comply with Rule 14a-4.

Letter to Stockholders

10.   It appears that the first bulleted proposal to be voted upon contains two separate matters to be voted upon: (1) the adoption of the agreement and plan of merger, and (2) the amendment and restatement of the certificate of incorporation. Please do not bundle proposals.

11.   We note the statement that the board determined the transaction was fair to and in the best interests of Millstream II investors. Each time you make such statement in the proxy statement, clarify whether a fairness opinion was obtained.

12.   Please disclose the market price of the company's common stock in the paragraph discussing conversion rights.

Table of Contents

    13. Please include the annexes in the table of contents.

Questions and Answers About the Proposals, page 1

14.   In the first question and answer, discuss the net losses of Sprinturf to date.

15.   On page 4, please clearly explain the steps the stockholders would have to take to exercise their conversion rights. Please also explain whether an investor can remedy an improperly executed demand for conversion.

16.   We note that if the trading market as of the merger date is less than $6 per share, then the sole shareholder of Sprinturf will receive additional cash compensation. Please clearly disclose, as of the most recent market price, the current amount that would be paid pursuant to this provision.

Summary, page 6

17.   Please explain the reference to commitments and orders to install turf. Is this referring to back-orders or are you referring to total orders during this six month period?

18.   We note the reference to Sprinturf's "strong market share position." Please clarify its position in the market.

19.   Provide the basis for management's belief of the benefits of your synthetic turf system as compared to natural grass and other synthetic turf systems.

20.   Please provide the name and date of the independent study by Dr. Charles Mancino.

21.   Please clearly state all interests of Millstream II directors and officers and the officer and director of Sprinturf in the merger.

22.   State the market value of the common stock and of the warrants held by Millstream II's officers and directors.

23.   We note that Mr. Spector will serve as CEO following the merger. Clarify whether an employment agreement has been entered into. Clarify all consideration to be received in such capacity.

24.   Clarify whether any other officers or directors of Millstream II will remain with the company after the merger.

25.   Explain the statement that Mr. and Mrs. Julicher "will be released from all liability under a loan in the principal amount of $2,900,000." Clarify whether they served as a guarantor or in what capacity they assumed liability. Also, clarify the nature of the loan.

26.   We note the employment agreement with Mr. Julicher. Provide us supplementally with this agreement and elsewhere in the proxy statement, provide a clear disclosure of the material terms.

27.   Clearly state the consideration to be received by Mr. and Mrs. Julicher in the merger transaction.

Accounting Treatment, page 15

28.   We noted your disclosure that the merger transaction will be accounted for as an acquisition; however, we understand you have written in to the Office of the Chief Accountant requesting pre-clearance on the identity of the acquiring entity for accounting purposes. Pending the facts and circumstances and the outcome of your request, further comments may follow.

Selected historical financial information

Millstream II's summary of selected financial data, page 16

29.   Please revise to include consolidated statement of operations data for the cumulative period from September 24, 2004 (inception) to June 30, 2006.

Sprinturf's summary of selected financial data, page 16

30.   Please revise to include the selected financial data for each of the last five fiscal years as required by Item 301 of Regulation S-K.

Comparative per share information, page 18

31.   Pursuant to Item 301 of Regulation S-K, please revise to present historical and pro forma per share data of Sprinturf for the following Items:
   (i)   Book value per share as of the date for which financial data is presented;
   (ii) Cash dividends declared per share for the periods for which financial data is presented; and
   (iii) Income (loss) per share from continuing operations for the periods for which financial data is presented.

32.   Tell us how you computed the Millstream II's historical book value per share of $4.55 as of June 30, 2006 and provide your computations as necessary.

Risk Factors, page 20

33.   In risk factor 4, please name the supplier and disclose whether there are alternative suppliers who could supply a sufficient amount of fiber on a timely basis or of substantially equal quality.

34.   In risk factor 5, please disclose whether Sprinturf has faced any issues with its customers regarding its warranty.

35.   In risk factor 7, please identify the two competitors with which Sprinturf is involved in litigation. Also, please disclose whether Sprinturf is involved in litigation or disputes with customers over the quality of Sprinturf's product.

36.   In risk factor fourteen, it appears that the refinancing of certain credit facilities is a separate risk. Please relocate to a separate risk factor. Also, please disclose whether Sprinturf is currently in default on any of its credit lines or loans. If so, provide detailed disclosure of the default. Lastly, we note that you must obtain the lender's approval prior to any merger. Please disclose the status of approval.

37.   Add a risk factor discussing the going concern for Sprinturf.

The Millstream II Special Meeting, page 26

Broker Non-Votes, page 28

38.   You state "[a]bstentions or broker non-votes have the same effect as a vote "against" the merger proposal. Please discuss the implication of this treatment on the shares' eligibility for redemption/conversion.

Solicitation Costs, page 28

39.   We note that you have not but may hire a firm to assist in the proxy solicitation process. Please revise to clarify if such firm would be paid by proceeds outside of the trust account. If not, please revise to clarify how such firm would be paid.

The Merger, page 30

Background of the Merger, page 30

40.   Please more fully describe Renthon, LLC, its role in your search for a target business. Disclose the material terms of any consulting arrangement or agreement. State when Renthon was retained and any compensation arrangements.

41.   Please describe how you were introduced to the various targets discussed on pages 30 and 31.

42.   We note that Millstream II entered into substantial discussions with a few companies. Revise to describe in greater detail the efforts made by Millstream II in connection with these companies.

43.   Discuss the negotiations of the merger in greater detail. Clarify how the final consideration was determined. Discuss in greater detail how Sprinturf was introduced to Millstream II, including the date this business opportunity was first brought to the attention of Millstream II or its officers and directors. Discuss the date of first contact with Sprinturf by anyone acting on behalf of Sprinturf. Discuss whether any valuation of Sprinturf was conducted prior to or during the merger negotiations.

44.   On page 31, please describe Mr. Spector's relationship with Messrs. Musser and Carter. Name the firm with which Messrs. Musser and Carter are affiliated. Please disclose whether Messrs. Musser and Carter received, or will receive, a finder's fee, or any other type of compensation, for introducing Millstream II to Sprinturf from either party. Explain the nature of the client relationship of Messrs. Musser and Carter with Sprinturf.

45.   Please describe the circumstances by which Messrs. Julicher and Spector have known each other. Disclose whether there had been any communications or contacts between these two individuals from the time of the formation of the Form S-1 to the June 5, 2006 date.

46.   Please identify Millstream II's due diligence consultants.

47.   Please explain how and why Millstream II chose Sprinturf over other candidates with which to enter into a definitive merger agreement.

48.   Please explain in detail how the consideration for Sprinturf was determined.

Interests of Millstream II Directors and Officers in the Merger, page 32

49.   Please include disclosure with respect to any warrants held by Millstream II officers and directors, which would appear to expire worthless if a business combination is not consummated within the time allotted. Specifically indicate the number of warrants held by the officers and directors along with the current market value.

50.   Please include disclosure with respect to each associate, as required by Item 5(a)(4) of Schedule 14A.

Millstream II's Reasons for the Merger and Recommendation of the Millstream II Board, page 33

51. We note the statement that Sprinturf is one of the largest companies in the industry. Please clarify its position in the industry, including the percent of market share.

52. We note disclosure throughout this section relating to the cash that will be available to the combined company. Please clearly state the minimum and maximum funds that will be available from Millstream II after the business combination and how such funds will be used.

53. Provide the basis for the statement that "after this transaction, it will have greater financial resources than most of its competition" or remove.

54. Please specify the "independent study" on page 34.

55. Provide the basis for your expectation that Sprinturf's financial performance can be improved by "greater economies of scale" and that it can "leverage its fixed cost base leading to higher operating profit margins if Sprinturf generates increased revenues."

Litigious nature of industry/competitors, page 36

56. Please provide, in tabular format, a list of the material litigation in which Sprinturf is involved or ha been involved during the last five years. Please include the names of the parties, the date the litigation was instituted, the status of the litigation, the amount at issue, and Millstream's evaluation of the risks and/or merits of the litigation.

57. Provide the basis for your belief that "competitors will be less likely to initiate litigation against Sprinturf as it will have the financial resources to appropriately manage the litigation as a result of its improved capital base."

Due Diligence Information Materials, page 36

58. On page 38, please list Sprinturf's major competitors in the synthetic turf for athletic fields industry.

59. On page 39, please define "LTM."

60. Please detail Sprinturf's market share in the in the west coast and northeast regions of the United States, if known.

61.   Provide a summary of the "financial forecasts and projections prepared by Sprinturf's management."

62.   Clarify if true, that the projections were made only with respect to determining valuation of the transaction, that there is no guarantee these projections will actually be met, and that investors should not place undue reliance upon such projections.

63.   We note that Renthon determined that many of these projections are "aggressive." Explain the role this determination played in the valuation calculations and why such amounts were used if they were determined to be "aggressive." Discuss the impact this may have upon the actual value of the transaction.

64.   Provide a detailed discussion of the valuation models used to determine the value of the transaction, to determine that the transaction was fair and in the best interests of investors, and that the 80% test was met.

65.   Provide a table of the comparable transactions. Explain how you determined that these were comparables in light of the fact these companies had significantly greater revenues. Provide the net income (loss) for each comparable.

66.   Please explain how the company determined the $6 market price for the P-E multiple.

67.   We note your discussions of projected revenue, growth, EBITDA and related ratios for the periods December 31, 2006 through December 31, 2009. Although the Commission encourages the use of projections, there must be a reasonable basis for projections; in this case, it is not apparent. There does not appear to be a reasonable basis for the assumptions and amounts presented, therefore please remove such disclosures. Refer to Item 10 of Regulation S-K for the Commission policy on projections.

68.   We note you have provided various discussions of EBITDA as a performance measure. Although the staff will not object to prospective discussions in your filing as it relates to the purchase agreement and conditional purchase price adjustments (i.e. when used as a liquidity measure), your use of this non-GAAP measure for performance measure purposes does not appear appropriate. Please revise to remove all references to this non-GAAP performance measure throughout this section of your proxy statement.

The Merger Agreement, page 42

Representations and Warranties, page 43

69.   Please further describe Sprinturf's affiliate, Sprinturf, Inc.

Materiality and Material Adverse Effect, page 44

70.   Please further describe Sprinturf's subsidiary Empire & Associates, Inc.

No Solicitation by Millstream II, page 47

71. Please explain the disclosure in this section about a "written parent takeover proposal"
    for Millstream II in light of the disclosure in the Form S-1 that the six month extension
    (for a total of 24 months) is only to complete the business combination contemplated by
    the letter of intent. The disclosure in this section appears contrary to the Form S-1. We
    may have further comment.

No Solicitation by Sprinturf, page 48

72.   Please clarify Mr. Julicher's position with the company if Mrs. Julicher is the sole
        stockholder of the company. Describe each of their duties within the company.

Effect of Termination, page 54

73.   Please describe here the representations and warranties by each party regarding the
        finders' fee.

Termination Benefits, page 57

74. Please disclose the adjustments that may be made to the yearly salary on January 1 of
    each year.

Company Proxy Statement, page 58

75.   Please define the Class I, II and III directors.

Information About Sprinturf, page 66

Business of Sprinturf, page 66

76.   Please provide a citation to the report published by Applied Market Information Ltd., the
        report authored by Dr. Charles F. Mancino of Synthetic Testing Services and the report
        published by Applied Market Information Ltd. If the documents are not publicly
        available, please provide a copy of each report with your next amendment.

77. We note that Sprinturf plans to expand the geographic reach of its sales personnel. Please clarify whether Sprinturf's business is limited to certain geographic areas.

78. Discuss your subsidiaries and provide the information required by Item 101(a) of Regulation S-K.

The Synthetic Turf market, page 67

79. Please provide a citation to the information attributed to The Synthetic Turf Council. If the document is not publicly available, please provide a copy with your next amendment.

Group Buying Programs, page 69

80. Please define GSA, CMAS, and COSTARS when first used.

81. Please clarify whether any of the participants in your group buying programs is a major customer, accounting for 10% or more of revenues.

Pursue Selective Acquisitions, page 69

82. We note that Sprinturf intends to evaluate potential acquisition targets in regions where it does not have a strong sales presence. Please clarify whether Sprinturf has had any discussions or negotiations, preliminary or otherwise, with potential acquisition targets. Clarify how it plans to acquire such companies – issuance of stock or payment of cash, etc.

Specialty Products, page 71

83. Please discuss the safety criteria with which SafTurf™ is compliant.

84. Clarify whether you manufacture your products or whether you have suppliers that manufacture the synthetic turf systems. If so, clarify whether you have any major suppliers. Also, discuss the sources and availability of raw materials – for example, the recycled tires.

Patents, page 72

85. Please disclose the duration of the patents.

Sales Process, page 73

86. Briefly describe the process by which Sprinturf achieved "no-bid" status for the CMAS and COSTARS program and became an approved vendor with GSA.

Marketing, page 73

87.   Explain whether acting as an official sponsor of an athletic league gives Sprinturf any special status in obtaining contracts.

88.   Discuss your MBA (Marketing, Brand and Awareness) Program, as stated on your website.

Installation, page 74

89.   Please clarify the statement "Sprinturf anticipates replacing the fine aggregates with its shock absorbing underlayment."

90.   Discuss whether pricing is a principal competitive factor in the synthetic turf market.

91.   Disclose the amount of research and development spent during the last three fiscal years. See Item 101(c)(xi) of Regulation S-K.

Legal Proceedings, page 77

92.   Please provide a list of all material litigation in addition to those described here. Provide the disclosure required by Item 103 of Regulation S-K.

93.   Update the current status of the 2004 patent infringement action. Also, provide a summary of the factual basis for the counterclaim challenging the validity of the 645 patent. This would appear to present a material risk. Consider adding a specific risk factor relating to the challenge of the validity of this patent.

Employees, page 77

94.   Disclose the total number of employees. See Item 101(c)(xiii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 77

95.   The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of the proxy statement. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.   This guidance is

intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

96.   When comparing the comparable periods, please provide a detailed discussion as to the reason(s) for the various changes in the line items. For example, explain why there was increased demand for new installations of synthetic turf fields that resulted in revenues growing in the six months ended June 30, 2006.

97.   Add a comparison of the cost of sales for each period being compared.

98.   We note that you offer discounted installation below cost of Sprinturf as part of your MBA program. Please clarify the percent of revenue attributable to participants of the MBA program. Add a risk factor.

Liquidity and Capital Resources, page 82

Indebtedness, page 82

99.   Describe the consequences if Sprinturf is unable to renegotiate the line of credit facility.

100.   Disclose the material terms of each material loan, including the one borrowed by the CEO.

101.   Disclose the name of the bank that provided the $5.1 million line of credit. Discuss the covenants and explain the reason(s) why you are not in compliance. Add a risk factor discussing the default and another risk factor discussing the fact that all of your assets guarantee the loans.

Information About Millstream II, page 85

Plan of Operations, page 88

102.   Disclose the amount of funds currently available outside the trust. Also, provide a detailed discussion of how the funds outside the trust were spent and, if the actual expenditures differed from the use of proceeds in the Form S-1, explain the reason.

103.   Clarify the "certain circumstances" where Mr. Spector would be liable for claims.

Unaudited pro forma condensed combined statement of operations, pages 93 and 94

104.   Based on the computation methodology described in note (h) on page 97, it appears the pro forma combined net loss per share should be revised to $.36 and $.42, respectively (consistent with your disclosures on page 17). Please revise or advise.

Unaudited pro forma condensed combined statement of operations, pages 94 and 96

105.   It appears the heading should be revised to "Assuming Minimum approval". Please revise or advise.

Notes to pro forma condensed combined financial statements, page 97

106.   Please revise to discuss the reasons why your purchase price allocation is preliminary (i.e. identify the information that you arranged to obtain), describe the contingencies and indicate when the allocation will be finalized.

107.   Although the allocation of purchase price is preliminary, significant liabilities and tangible and intangible assets likely to be recognized should be identified and uncertainties regarding the effects of amortization periods assigned to the assets should be disclosed. In addition, please describe all significant adjustments to fair value and disclose how they were determined.

108.   Please revise to disclose the expected useful lives or amortization periods of significant assets (including other identified tangible and intangible assets) acquired in the business combination.

109.   Based on information provided elsewhere in the proxy statement, it appears contingent consideration may be issuable. Please revise to disclose the terms of contingent consideration and its impact on the future earnings.

110.   We note your disclosure in note c that shares issued in the merger are adjusted by 270,286 shares regarding the contingency related to collection of accounts receivable. Tell us what this adjustment relates to, provide the specific reference in the merger or related agreements and demonstrate how this adjustment is appropriate under the guidance of Article 11 of Regulation S-X.

111.   We note your pro forma income statement adjustments and it is unclear how adjustments D and E are appropriate. Pursuant to Article 11 of Regulation S-X pro forma adjustments shall give effect to events that are directly attributable to each specific transaction, factually supportable, expected to have a continuing impact and non-recurring. Please revise to remove such adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation and your computation supporting your conclusion for each item and justify how each

accounting treatment is consistent with Article 11 of Regulation S-X. (i.e. clarify how each item is directly attributable to the transaction, factually supportable and expected to have a continuing impact and non recurring).

Directors and Management of the Combined Company Following the Merger, page 98

112.   Please provide the names of the Safeguard International portfolio companies for which Mr. Spector serves as an officer or director.

113.   Provide the beginning and ending dates of employment for each employment position listed for each officer and director.

114.   State the term of office for each director. Also, discuss the "varying levels of compensation" to be received after consummation of the business combination as directors.

115.   Please provide the names of any other blank check companies with which any of your officers and directors have been affiliated that have not already been identified.

116.   Please disclose Dr. Schimmelbusch's relationship with Timminco Limited.

117.   We note the plea of no lo contendere by Mr. Julicher to charges brought on January 2, 2002. Please disclose under Item 401(f)(2) of Regulation S-K or explain why such disclosure is not required.

Sprinturf Executive Officers, page 100

118.   Provide the disclosure for the CEO and the four most highly compensated executive officers, and up to two additional individuals, as required by Item 402(a)(3) of Regulation S-K. Also, please disclose the nature of the compensation in the "other" category. See the summary compensation table in Item 402 of Regulation S-K, as an example.

Beneficial Ownership of Securities, page 104

Beneficial Owners of More Than 5% of Millstream II Common Stock, page 104

119.   Clarify whether the shares held by Mr. Spector are in addition to the shares held by the Castlecomb Family Trust. If not, please include the shares held by the trust in Mr. Spector's ownership. Clarify the nature of ownership in a footnote.

120.   Please disclose the control person of Sapling, LLC.

121.   Add a table disclosing the beneficial ownership information assuming the business combination is completed.

Price Range of Securities and Dividends

122.   Disclose the number of holders of Millstream II common stock.

Description of the Combined Company's Securities Following the Merger, page106

Warrants and Purchase Option, page 110

123.   Please identify the two consultants.

Specialty Surfaces International, Inc and Empire Associates, Inc. financials statements for the years ended December 31, 2005, 2004, and 2003

Statements of operations, page F-4

124.   Please revise to disclose the components of the general and administrative expense on the face of the statement of operations or in a note thereto.

Notes to financial statements

General

125.   Please revise to provide the minimum disclosures required by SFAS 109 (see paragraphs 43-48).

Note 8- Commitments and contingencies, F-12

126.   Please disclose the amounts accrued in your financial statements regarding the lawsuits and claims discussed in this note. If it is reasonably possible that the outcome of uncertainties may result in a liability exceeding the liability accrued in the financial statements by a material amount, revise to include disclosures of the range of reasonably possible loss or provide a clear statement that a range cannot be estimated as required by paragraph 10 of SFAS 5. Evaluation of the materiality of the additional loss should include consideration of the pro forma effect on the financial statements as if the amount of unrecognized but reasonably possible loss had been incurred as of the latest balance-sheet date and were to be recognized fully in the most recently completed period. Disclose the effect of such a pro forma provision on stockholders' equity, debt covenants, commonly used financial ratios, and other analyses that would be material to an investor.

Note 11- Material agreements, F-14

127.   We note your disclosure here and in your risk factors (page 20) that you receive certain amounts of components from sole suppliers. Please revise to disclose the company's dependence on major suppliers and the related amounts for the periods presented. Please refer to Statements of Position (SOP) 94-6: *"Disclosure of Certain Significant Risks and Uncertainties" and to Paragraph 39 of SFAS 131.*

Specialty Surfaces International, Inc- Interim financial statements for the six months ending June 30, 2006

Notes to financial statements

Note 6- Indebtedness, F-20

128.   Please revise to disclose the outstanding indebtedness as of June 30, 2006 for each of the debt obligations. In addition, disclose the amounts in default, clarify where said amounts are recorded in your balance sheet, and the amount of funds available under lines of credit.

Note 8 – Subsequent events, F-21

129.   We noted your disclosure regarding the acquisition of Empire on August 9, 2006. Please revise to clarify how you have recorded this transaction (e.g. reorganization between entities under common control).

Millstream II Acquisition Corporation financial statements for the year ended December 31, 2005

General

130.   We note that the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering (including the underwriter purchase option "UPO") were included in the "units" being registered, the offer and sale of the underlying securities were registered at the time of effectiveness.   As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants and the UPO as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be

required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants and UPO. Tell us whether you intend to restate your financial statements to classify the warrants and the UPO as liabilities and to subsequently adjust to fair value for all periods from the initial public offering date through June 30, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

131.   Consider whether additional disclosure in MD&A is required for the accounting treatment for the warrants and UPO, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

General

132.   Please revise the interim financial statements of Sprinturf and Millstream II to conform to any changes made in the annual financial statements as a result of our comments above.

Other Regulatory and Other Exchange Act Filings

133.   Please note the updating requirements for the financial statements as set forth in Rule 3-12 of Regulation S-X.

134.   Please revise your other Exchange Act reports to comply with the comments above, as applicable.

Exhibits and Schedules

135.   All material exhibits, schedules and appendices to the Agreement and Plan of Merger should be included in Annex A.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan at 202-551-3388 or Hugh West at 202-551-3872, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pam Howell, who supervised the review of your filing, at (202) 551-3357, with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc: Ronald Albert, Esq.
        Miriam Alfonso de Oliveira, Esq.
        Fax (305) 995-6398